November 4, 2019

Janine Yorio
Chief Executive Officer
Compound Projects, LLC
787 Eleventh Avenue
New York, NY 10019

       Re: Compound Projects, LLC
           Draft Offering Statement on Form 1-A
           Submitted October 7, 2019
           CIK 0001790166

Dear Ms. Yorio:

        We have undertaken a preliminary review of your offering statement and have the following comment. We are deferring any further review of your filing until you respond to this letter by amending your offering statement to comply with our comment. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we will likely have additional comments.

DOS filed October 7, 2019

General

1. You indicate that you will permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary. However, you also state that a separate series of limited liability company interests will not be an interest in
      "a separate legal entity." It is unclear which entity is intended to issue the securities. We also note significant items marked "to be added by amendment" and that you have not provided financial statements for Compound Projects, LLC or for any property held by a separate series. Please revise your offering statement to identify the specific transaction that you are offering and include the required financial statements. When preparing your financial statements, please consider whether any property identified for acquisition would meet the definition of a predecessor under Regulation C, Rule 405.
 Janine Yorio
Compound Projects, LLC
November 4, 2019
Page 2

        You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJanine Yorio                            Sincerely,
Comapany NameCompound Projects, LLC
                                                          Division of
Corporation Finance
November 4, 2019 Page 2                                   Office of Real Estate
& Construction
FirstName LastName